UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

INFORMATION STATEMENT PURSUANT TO SECTION 14(c) OF THE
SECURITIES EXCHANGE ACT OF 1934

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[   ]   Preliminary Information Statement

[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

[X]   Definitive Information Statement

NATIONAL REALTY AND MORTGAGE, INC.

(Name of Registrant as Specified in its Charter)

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[   ]   Fee paid previously with preliminary materials.

[   ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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National Realty and Mortgage, Inc.
One NE First Avenue, Suite 306
Ocala, Florida 34470

INFORMATION STATEMENT

Pursuant To Section 14(c) of Securities and Exchange Act Of 1934

Approximate Date of Mailing: October 23, 2006

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This information Statement is being furnished by the Board of Directors of National Realty and Mortgage, Inc. (the "Company") to the stockholders of record of the Company's common stock at the close of business on October 11, 2006 (the "Record Date"), and is being sent to you to inform you of action which has been approved by the holders of at least a majority of the voting power of the Company outstanding on the Record Date, by written consents without holding a meeting of stockholders. By such written consents, such stockholders approved the following action:

- To amend ("Amendment") the Company's Articles of Incorporation (the "Articles of Incorporation") to reduce the number of authorized shares of Common Stock, Class A Common Stock and Preferred stock of the Company to 100,000,000,1,000,000 and 1,000,000 shares, respectively.

This Information Statement will be mailed to every stockholder as of the Record Date entitled to receive notice of a meeting of stockholders if a meeting were called to vote on such matters, or otherwise entitled to vote or give an authorization or consent with regard to such matter. On October 11, 2006, Shareholders owning an aggregate of 62,644 shares of common stock and 666,667 shares of Class A common stock or approximately 67.65% of the total voting interest in the Company consented in writing to the matters described herein and 100% of the outstanding Class A common stock. As a result, these matters were approved by the majority required by law and no further votes will be needed.

NO VOTE OR OTHER CONSENT OF OUR STOCKHOLDERS IS SOLICITED IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

OUTSTANDING SECURITIES AND VOTING RIGHTS

As of October 11, 2006, the Company had authorized: (1) 8,000,000,000 shares of common stock, $0.0000001 par value, 6,472,766 of which were issued and outstanding, (2) 1,000,000,000 shares of Class A Common Stock, $0.0000001 par value, 666,667 of which were issued and outstanding, and (3) 1,000,000, 000 shares of preferred stock, $0.0000001 par value, none of which were issued or outstanding.

The holders of shares of Common Stock and the holders of shares of Class A Common Stock vote together as one class on all matters, except as otherwise set forth in the Company's Articles of Incorporation. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of Stockholders and each holder of Class A Common Stock is entitled to 20 votes for each share of such Class A stock held on all matters submitted to a vote of stockholders. However, under Nevada law, any action that may be taken at any stockholders' meeting may be taken by written consent of the requisite number of stockholders required to take such action. The Amendment requires the affirmative vote or written consent of the holders of a majority of the Company's outstanding common stock and 60% of the holders of the Class A Common Stock. That is, without the approval the holders of at least 60% of the outstanding shares of Class A Common Stock, voting as a separate class, the Company will not be permitted to increase or decrease the total number of authorized shares of Class A common stock.

STOCKHOLDERS' RIGHTS

The elimination of the need for a special meeting of the stockholders to approve the actions proposed and discussed in this Information Statement is authorized by Section 78.320(2) of the Nevada Revised Statutes (the "NRS"). This section provides that any action required or permitted to be taken at a meeting of stockholders of a corporation may be taken without a meeting, before or after the action, if a written consent thereto is signed by the stockholders holding at least a majority of the voting power. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the proposed resolutions as early as possible in order to accomplish the purposes of the Company, the Company chose to obtain the written consent of its stockholders holding a majority of the Company's voting power.

NO DISSENTERS' RIGHTS

The NRS does not provide for dissenter's rights in connection with any of the actions proposed in this Information Statement.

THE AMENDMENT

General

 The Board has approved, and the stockholders owning a majority of the total voting common stock (both common and Class A) and 60% of the issued and outstanding shares of the Common Stock and Class A Common Stock, respectively have consented in writing to amend the Company's Articles of Incorporation to reduce the number of authorized shares of Common Stock, Class A Common Stock and Preferred stock of the Company to 100,000,000, 1,000,000, and 1,000,000 shares, respectively

 A copy of the Articles of Amendment effecting the change in authorized shares of Common Stock, in substantially the form to be filed with the Secretary of State of Nevada, is attached to this Information Statement as Exhibit A. The stockholders owning a majority and 60% of the issued and outstanding shares of the Common Stock and Class A Common Stock, respectively have consented to the change in authorized shares of Common Stock, which will become effective on or near October 23, 2006 (the "Effective Date").

 The Company has taken all action required under Nevada law to approve the Amendment; however, since stockholder approval of the Amendment was obtained by written consent rather than at a stockholders' meeting, Nevada law requires that notice be sent to all non-consenting stockholders notifying them of the actions taken not more than 30 days after the effective date of the consent.

Stockholder Approval Previously Obtained

 As of October 11, 2006, the Company had 6,472,766 and 666,667 issued and outstanding shares of Common Stock and Class A Common Stock, respectively. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders and each holder of Class A Common Stock is entitled to 20 votes for each share of such Class A stock held on all matters submitted to a vote of stockholders. The Amendment requires the approval the holders of at least 60% of the outstanding shares of Class A Common Stock, voting as a separate class.

By written consent dated October 11, 2006, the stockholders owning a majority and 60% of the issued and outstanding shares of the Common Stock and Class A Common Stock, respectively have approved the adoption and implementation of the Amendment. Such action is sufficient to satisfy the applicable requirements of Nevada law that stockholders approve such actions. Accordingly, stockholders will not be asked to take further action on the Amendment at any future meeting and the Board of Directors does not intend to solicit any proxies or consents from any other stockholders in connection with the Amendment.

Purpose and Effect of Decrease in Common Stock

The reduction of authorized common stock will save the Company almost $6000 in annual fees due and payable to the Nevada Department of State, but shall not impact negatively the Company's ability to issue capital stock in connection with any future financing activities or corporate acquisitions using the Company's capital stock.

EFFECTIVENESS OF AMENDMENT

The Company reserves the right, upon notice to stockholders, to abandon or modify the proposed Amendment at any time prior to the filing of the Amendment upon consent of the Board and the holders of a majority of the existing Common Stock then issued and outstanding.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director, executive officer, nominee for election as a director, associate of any director, executive officer or nominee or any other person has any substantial interest, direct or indirect, by security holdings or otherwise, resulting from the matters described herein, which is not shared by all other stockholders pro-rata, and in accordance with their respective interests.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of the Company's outstanding Common Stock as of October 11, 2006 by: (i) each person known by the Company to beneficially own more than 5% of the outstanding Common Stock, (2) each of the Company's named executive officers, (3) each of the Company's directors, and (4) all of the Company's executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise noted, (1) the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them and (2) the address of each person listed in the following table (unless otherwise noted) is c/o National Realty and Mortgage, Inc., One NE First Avenue, Suite 306, Ocala, Florida 34470.

The number of shares of Common Stock outstanding used in calculating the percentage for each listed person includes the shares of Common Stock underlying options held by such persons that are exercisable within 60 days of October 11, 2006, but excludes shares of Common Stock underlying options held by any other person. The number of shares of Common Stock outstanding as of October 11, 2006 was 6,472,766 shares of Common Stock and 666,667 shares of Class A Common Stock. Except as noted otherwise, the amounts reflected below are based upon information provided to the Company and filings with the SEC.

NAME OF BENEFICIAL OWNER	NUMBER(1)	PERCENT OF CLASS SHARES BENEFICIALLY OWNED	NUMBER	PERCENT OF CLASS SHARES BENEFICIALLY OWNED
	Common Stock		Class A Common Stock	
Richard Astrom (2)	2,544	0.04%	-	0%
Christopher Astrom (3)	60,100(4)	0.93%	666,667	100%
All directors and executive officers as a group (2 persons)	62,644	0.97%	666,667	100%

(1)   The percent and number of shares beneficially owned reflected in the table set forth above reflects (i) the ratification of the Capital Changes by the Company's board of directors and shareholders, (ii) the issuance of 200 million shares of Class A common stock to Christopher Astrom by the Company on November 15, 2005 (each share of which is entitled to 20 votes) and (iii) the 2005 Reverse Stock Split effected by the Company on December 19, 2005.

(2)   Richard Astrom serves as President, Chief Executive Officer and a director of the Company.

(3)   Christopher Astrom serves as a Vice President, Secretary, Chief Financial Officer and a director of the Company.

(4)   Each share of Class A common stock held by Christopher Astrom is convertible, at his option, into 20 shares of common stock. If Christopher Astrom were to convert his 666,667 shares of Class A common stock, he would hold approximately 67.66% of the common stock of Company.

OTHER ACTION

No other action was taken or authorized by the stockholders' written consent to corporate action to which this Information Statement pertains.

COSTS OF INFORMATION STATEMENT

This Information Statement has been prepared by the Company and its Board of Directors. The Company will bear the costs of distributing this Information Statement to stockholders, including the expense of preparing assembling, printing and mailing the Information Statement. Although there is no formal agreement to do so, the Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding this Information Statement and related materials to stockholders. The Company may pay for and use the services of other individuals or companies not regularly employed by the Company in connection with the distribution of this Information Statement if the Board of Directors of the Company determines that this is advisable.

SIGNATURE	TITLE(S)
/s/ RICHARD ASTROM Richard Astrom	President, Chief Executive Officer and Director
/s/ CHRISTOPHER ASTROM Christopher Astrom	Vice President, Chief Financial Officer, Secretary and Director

CERTIFICATE OF AMENDMENT TO
THE ARTICLES OF INCORPORATION
OF
NATIONAL REALTY AND MORTGAGE, INC.

1. That the Board of Directors of National Realty and Mortgage, Inc. (the "Company") by Unanimous Written Consent dated as of October 11, 2006, adopted resolutions setting forth proposed amendments to the Articles of Incorporation of the Company heretofore amended, declaring said amendments to be advisable and calling for the submission of such amendments to the stockholders of the Company for consideration thereof. The resolution setting forth the proposed amendment is as follows:

Resolved, that the Articles of Incorporation of the Company be amended by changing "Article IV - Capital Stock" by reducing the amount of authorized common stock to 101,000,000 shares, with 100,000,000 shares attributable to the Common Stock and 1,000,000 shares attributable to the Class A Common Stock and reducing the amount of authorized preferred stock to 1,000,000 shares. All other provisions of Article IV shall remain unchanged.

2. That, pursuant to the Nevada Revised Statutes, a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted. To wit, stockholders owning a majority and 60% of the issued and outstanding shares of the Common Stock and Class A Common Stock, respectively.

By: /s/ Richard Astrom, CEO
Name: Richard Astrom